FORM 15
       (As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
            Reports Under Sections 13  and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 33-2369

                JACQUES-MILLER BALANCED FUND LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

                               1834 Madison Street
                          Clarksville, Tennessee 37043
                         Telephone Number (615) 648-3301
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)

                                      None
     Titles of all other classes of securities for which a duty to file reports under section 13(a) 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      (x)               Rule 12h-3(b)(1)(ii)    ( )
     Rule 12g-4(a)(1)(ii)     ( )               Rule 12h-3(b)(2)(i)     ( )
     Rule 12g-4(a)(2)(i)      ( )               Rule 12h-3(b)(2)(ii)    ( )
     Rule 12g-4(a)(2)(ii)     ( )               Rule 15d-6              ( )
     Rule 12h-3(b)(1)(i)      ( )

 Approximate number of holders of record as of the certification or notice date:
                                      Zero

     Pursuant to the requirements of the Securities Exchange Act of 1934 Jacques-Miller Balanced Fund Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                        JACQUES-MILLER BALANCED FUND LIMITED PARTNERSHIP
                        BY:  JACQUES-MILLER, INC.
                             Corporate General Partner

DATE: 12/6/95           BY  /s/C. David Griffin
                            C. David Griffin
                            President and Chief Operating Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.